

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Scott F. Kavanaugh
Chief Executive Officer
First Foundation Inc.
200 Crescent Court
Suite 1400
Dallas, Texas 75201

> **Re: First Foundation Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2024**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 16, 2024**
> **File No. 001-36461**

Dear Scott F. Kavanaugh:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance